January 30, 2018 Securities and Exchange Commission Washington, D. C. 20549 RE: Wisconsin Public Service Corporation Registration Statement on Form S-3 - File No. 333-222430 Ladies and Gentlemen: The registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced Registration Statement (the “Registration Statement”), be declared effective at 10:00 a.m., Friday, February 2, 2018, or as soon as practicable thereafter. Please address any questions or comments regarding the Registration Statement to the undersigned at 414-221-2544. Yours very truly, /s/Joshua M. Erickson Joshua M. Erickson Director – Legal Services – Corporate and Finance